Exhibit 99.1

Atain Selects Sapiens to Automate and Modernize P&C Core Processes

Sapiens’ CoreSuite for P&C SaaS solution will improve performance and efficiency

Rochelle Park, N.J., May 17, 2023—Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that Atain, a major property and casualty (P&C) insurance company, has selected Sapiens CoreSuite for P&C SaaS solution to provide its specialty lines with greater automation and standardization.

Atain needed to upgrade its legacy solution to help achieve its rapid growth expectations over the next few years. It also needed to accelerate its speed to market to better manage its new product rollout. Atain is a new Sapiens customer, whose initial implementation of CoreSuite for P&C is expected to be completed within 18 months.

“Sapiens will be instrumental in helping us strengthen our operational capacity, reach our expansion goals, and offer the best service experience to our clients,” said Chris Zoidis, Atain President & CEO. “Our enhanced capabilities will allow us to best address the increasing volume and complexity of our growing customer base and quickly respond to new market opportunities.”

“We are delighted to partner with Atain to help them revolutionize their delivery and technology operations,” said Jamie Yoder, Sapiens North America President & General Manager. “We look forward to helping Atain streamline and enhance its P&C systems while continuing to build its strong foundation for continued growth well into the future.”

Sapiens’ CoreSuite for P&C SaaS solution is a truly integrated suite to address all P&C insurer needs, including policy administration, claims, automated decision, reinsurance, data and analytics, and a full set of digital applications for a completely modernized landscape. Sapiens Cloud Solution enables rapid, seamless improvements and upgrades via a cost-effective, value approach.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. With more than 40 years of industry expertise, Sapiens’ cloud-based SaaS insurance platform offers pre-integrated, low-code capabilities across core, data and digital domains to accelerate our customers’ digital transformation. Serving over 600 customers in 30 countries, Sapiens offers insurers across property and casualty, workers’ compensation, and life insurance markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management. For more information visit https://sapiens.com or follow us on LinkedIn.

About Atain

Atain is an admitted and non-admitted property and casualty insurance company dedicated to serving niche programs and excess & surplus (E&S) markets. Licensed in 50 states, Atain underwrites numerous lines of business including professional liability, general liability and commercial multi-peril risks. A.M. Best affirmed Atain with an “A” (Excellent) Financial Strength Rating.

Atain is a member of H.W. Kaufman Group, which has over 60 offices across the United States, Canada, Europe, and South America and employs more than 2,000 professionals. For more information visit https://www.atainins.com/

Media and Investor’s Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer &

Head of Investor Relations, Sapiens
yaffa.cohen-ifrah@sapeins.com

Forward-Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.